Exhibit 11.2

AURA MINERALS INC.

INSIDER TRADING POLICY1

Effective Date: March 6, 2026

1.	Introduction

Aura Minerals Inc. (the “Company”) encourages all employees, officers and directors to become shareholders of the Company on a long-term investment basis. These individuals will from time to time become aware of corporate developments or plans or other information that may affect the value of the Company’s securities before these developments, plans or information are made public. Trading securities of the Company while in possession of such information before it is generally disclosed (known as “insider trading”), or disclosing such information to third parties before it is generally disclosed (known as “tipping”), is against the law and may expose an individual to criminal prosecution or civil lawsuits. Such action will also result in a lack of confidence in the market for the Company’s securities, harming both the Company and its shareholders. Accordingly, the Company has established this insider trading policy (this “Policy”) to assist its employees, consultants, officers and directors in complying with the prohibitions against insider trading and tipping.

The procedures and restrictions set forth in this Policy are only a general framework to assist Company Personnel (as defined below) in ensuring that any purchase or sale of securities occurs without actual or perceived violation of applicable securities laws. Company Personnel have the ultimate responsibility for complying with applicable securities laws and should obtain additional guidance, including independent legal advice, as may be appropriate for their own circumstances. Although these limitations do not apply to transactions pursuant to written plans for trading securities that comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the adoption, amendment, suspension or termination of any such written trading plan is subject to pre-approval requirements and other limitations detailed in Rule 10b5-1, including but not limited to applicable cooling-off periods and limitations on overlapping plans, as well as any requirements and guidelines adopted by the Company from time to time.

The Company’s Board of Directors will designate one or more individuals from time to time as Insider Trading Policy Administrators for the purpose of administering this Policy. At the date hereof, the designated Insider Trading Policy Administrator is the CFO of the Company. This

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1 This Policy does not purport to cover and is without prejudice to any rules in respect of insider trading or tipping prohibitions, or otherwise, under Brazilian Law, including as regulated by the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM), as to the Brazilian depositary receipts backed by shares issued by the Company.

Policy has been reviewed and approved by the board of directors of the Company (the “Board of Directors”) and may be reviewed and updated periodically by the Corporate Governance, Compensation and Nominating Committee or the Board of Directors. Any amendments to this Policy shall be subject to approval by the Board of Directors.

2.	Application

2.1	Persons that are Subject to this Policy

The following persons are required to observe and comply with this Policy:

(a)	all directors, officers and employees of the Company or its subsidiaries;

(b)	any other person retained by or engaged in business of professional activity with or on behalf of the Company or any of its subsidiaries (such as a consultant, independent contractor or adviser);

(c)	any family member, spouse or other person living in the household or anyone to whom the individuals referred to in Sections 2.1(a) and (b) above provide significant financial support (including minor children); and

(d)	any entity or account over which the persons listed above, have or share the power, directly or indirectly, to make investment decisions (whether or not such persons have a financial interest in the entity or account) and those entities or accounts established or maintained by such persons with their consent or knowledge and in which such persons have a direct or indirect financial interest.

For the purposes of this Policy, the persons listed above are collectively referred to as “Company Personnel”. Sections 2.1(c) and (d) should be carefully reviewed by Company Personnel; those sections have the effect of making various family members or holding companies or trusts of the persons referred to in Sections 2.1(a) and (b) subject to the Policy.

2.2	Trades that are Subject to this Policy

Under this Policy, all references to trading in securities of the Company include: (a) any sale or purchase of securities of the Company, including the exercise of stock options granted under the Company’s stock option plan and the acquisition of shares or any other securities pursuant to any Company benefit plan or arrangement, and (b) any derivatives-based or other transaction or arrangement that would be required to be reported by insiders in accordance with applicable laws or regulations relating to derivatives or equity monetization transactions (including the insider reporting obligations under Section 16 of the Exchange Act.

3.	Inside Information

Information is material if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision. Material information can be favorable or unfavorable. Courts and regulators often second-guess materiality determinations with the benefit of hindsight. Some examples of information that could be considered material are set out in Schedule “A” attached hereto.

In this Policy, we use the term “Inside Information” to refer to information that has not been publicly disclosed in a manner making it available to investors generally on a broad-based non-exclusionary basis (for example, the filing of a Form 6-K or issuance of a press release) and/or the investing public has not had time to fully absorb the information. If it is not clear whether material information has been sufficiently publicized, it should be treated as if it is Inside Information.

Information obtained through the course of employment or service as a director does not belong to individual insiders who may handle it or otherwise become knowledgeable about it. The information is an asset of the Company. Any person who uses such information for personal benefit or discloses it to others outside the Company without authorization violates his or her confidentiality obligations to the Company and may be in breach of his or her fiduciary, loyalty or other duties to the Company. More particularly, trading on the basis of Company Inside Information harms the Company and its investors.

It is the responsibility of any Company Personnel contemplating a trade in securities of the Company to determine prior to such trade whether he or she is aware of any information that constitutes Inside Information. If in doubt, the individual should consult with the Insider Trading Policy Administrator. In addition, Section 7.1 of this Policy requires that certain Company Personnel pre-clear trades in securities of the Company.

4.	Prohibition Against Trading on Inside Information

Company Personnel must not purchase, sell or otherwise trade securities of the Company with the knowledge of Inside Information until:

(a)	two days after the disclosure to the public of the Inside Information, whether by way of press release or a filing made with securities regulatory authorities; or

(b)	the Inside Information ceases to be material (e.g., a potential transaction that was the subject of the information is abandoned, and either Company Personnel are so advised by the Insider Trading Policy Administrator or such abandonment has been generally disclosed).

In addition, Company Personnel must not make any trades in securities of the Company during the black-out periods described in Section 7 of this Policy.

5.	Prohibition Against Speculating, Short-Selling, Puts and Calls

Certain types of trades in securities of the Company by Company Personnel can raise particular concerns about potential breaches of applicable securities law or that the interests of the persons making the trade are not aligned with those of the Company. Company Personnel are therefore prohibited at any time from, directly or indirectly, undertaking any of the following activities:

(a)	speculating in securities of the Company, which may include buying with the intention of quickly reselling such securities, or selling securities of the Company with the intention of quickly buying such securities (other than in connection with the acquisition and sale of shares issued under the Company’s stock option plan or any other Company benefit plan or arrangement);

(b)	buying the Company’s securities on margin;

(c)	short selling a security of the Company or any other arrangement that results in a gain only if the value of the Company’s securities declines in the future;

(d)	selling a “call option” giving the holder an option to purchase securities of the Company; and

(e)	buying a “put option” giving the holder an option to sell securities of the Company.

If the Securities and Exchange Commission (the “SEC”) or the Financial Industry Regulatory Authority (“FINRA”) were to notice active options trading by one or more directors, officers or employees of the Company prior to an announcement, they would likely investigate. Such an investigation could be embarrassing to the Company (as well as expensive) and could result in severe penalties and expense for the persons involved. For all of these reasons, the Company prohibits Company Personnel from engaging in derivative transactions as described above involving the Company’s stock.

6.	Pledging of Securities, Margin Accounts

Margining or Pledging Company Securities

When Company securities are held in a margin account or pledged as collateral for a loan, a default on a loan may cause the lender to sell your Company securities. Company Personnel may not hold Company securities in margin accounts or pledge Company securities as collateral without prior approval by the Board of Directors, which may be granted only in very limited circumstances and under the condition that Company Personnel may not be involved in the sale process in the event of a default or margin call.

7.	Restrictions on Trading of Company Securities

7.1	Trading Pre-Clearance

To assist each of the Company Personnel specified below to avoid any trade in securities of the Company that may contravene or be perceived to contravene applicable securities laws, these individuals are required to notify the Insider Trading Policy Administrator of any proposed trade of securities of the Company before effecting the trade in order to confirm that there is no Inside Information that has not been generally disclosed:

(a)	a director;

(b)	the President & Chief Executive Officer, Chief Operating Officer, Chief Transformation Officer, Chief Financial Officer

(c)	an employee who reports directly to the President & Chief Executive Officer, Chief Operating Officer, Chief Transformation Officer, Chief Financial Officer;

(d)	a Regional Director or Country Director;

(e)	a member of the finance staff;

(f)	an individual that is notified by the Insider Trading Policy Administrator that the individual’s trades in securities of the Company will be subject to pre-clearance in accordance with this Policy; and

(g)	a family member, spouse or other person living in the household or anyone to whom any of the foregoing individuals provides significant financial support (including minor children).

Such notification shall be made by filing a Trade Notice in the form of Schedule “B” to this Policy with the Insider Trading Policy Administrator no later than 12:00 noon (Eastern time) on the second business day before the date of the proposed transaction. Such filing must be made by sending an e-mail to Joao Kleber Cardoso, Chief Financial Officer, at kcardoso@auraminerals.com, or by delivering the notice in person to Joao Kleber Cardoso, Chief Financial Officer. Prior to the date of the proposed transaction, the Insider Trading Policy Administrator shall notify any individual that has filed a Trade Notice in accordance with this Policy whether the Company reasonably believes that there is Inside Information that has not been generally disclosed or otherwise anticipates that the proposed trade will contravene applicable securities laws or this Policy, and whether or not the proposed trade may be made. If an individual has filed a Trade Notice in accordance with the foregoing has not received a response from the Insider Trading Policy Administrator prior to the proposed date of the trade, the individual may proceed with such trade in accordance with applicable securities laws and this Policy.

7.2	Scheduled Black-out Periods

No Company Personnel shall trade in securities of the Company during the period commencing on the last day of the last month of each fiscal quarter and ending on the second business day following the date on which a press release has been issued in respect of the Company’s interim or annual financial statements (otherwise known as a “black-out period”). Trading restrictions described above also apply to the exercise of stock options granted under the Company’s stock option plan and any other securities that may be acquired pursuant to any Company benefit plan or arrangement.

7.3	Extraordinary Black-out Periods

Additional black-out periods may be prescribed from time to time by the Insider Trading Policy Administrator at any time at which it is determined there may be undisclosed Inside Information concerning the Company that makes it inappropriate for Company Personnel to be trading. In such circumstances, the Insider Trading Policy Administrator will issue a notice instructing these individuals not to trade in securities of the Company until further notice. This notice will contain a reminder that the fact that there is a restriction on trading may itself constitute Inside Information or information that may lead to rumours and must be kept confidential.

7.4	Exemptions

Individuals subject to a black-out period who wish to trade securities of the Company may apply to the Insider Trading Policy Administrator for approval to trade securities of the Company during the black-out period. Any such request should describe the nature of and reasons for the proposed trade. The Insider Trading Policy Administrator will consider such requests and inform the requisitioning individual whether or not the proposed trade may be made. The requisitioning individual may not make any such trade until he or she has received the specific approval from the Insider Trading Policy Administrator.

7.5	Applicability of U.S. Securities Laws to International Transactions

All Company Personnel, whether located domestically or internationally, are subject to this Policy. In addition, U.S. securities laws may be applicable to trades in the Company’s securities executed outside the United States (such as the Company's Brazilian Depositary Shares (BDRs) traded on the B3), as well as to the securities of the Company’s subsidiaries or affiliates, even if they are located outside the United States or if you are located outside the United States. Transactions involving securities of subsidiaries or affiliates should be carefully reviewed by counsel for compliance not only with local law but also for possible application of U.S. securities laws.

8.	Prohibition Against Tipping

Company Personnel are prohibited from communicating Inside Information to any person outside the Company, unless: (a) disclosure is in the necessary course of the Company’s business provided that the person receiving such information first enters into a confidentiality agreement in favor of the Company (which should contain, among other things, an acknowledgement by the recipient of the requirements of applicable securities laws relating to such recipient trading securities with knowledge of a material fact or material change in respect of the Company that has not been generally disclosed and to such recipient disclosing information to another person or company such material fact or material change) and the disclosure is made pursuant to the proper performance by such Company Personnel of his or her duties on behalf of the Company; (b) disclosure is compelled by judicial process; or (c) disclosure is expressly authorized by the Disclosure Policy Administrator designated under the Company’s Disclosure Policy or the Board of Directors.

Subject to the above, Inside Information is to be kept strictly confidential by all Company Personnel until after it has been generally disclosed. Discussing Inside Information within the hearing of, or leaving it exposed to, any person who has no need to know is to be avoided at all times. Company Personnel with knowledge of Inside Information shall not encourage any other person or company to trade in the securities of the Company, regardless of whether the Inside Information is specifically communicated to such person or company.

If any Company Personnel has any doubt with respect to whether any information is Inside Information or whether disclosure of Inside Information is in the necessary course of business, the individual is required to contact the Insider Trading Policy Administrator.

9.	Securities of Other Companies

In the course of the Company’s business, Company Personnel may obtain information about another publicly traded company that has not been generally disclosed. Securities laws generally prohibit such Company Personnel from trading in securities of that other company while in possession of such information or communicating such information to another person. The restrictions set out in this Policy apply to all Company Personnel with respect to both trading in the securities of another company while in possession of such information, and communicating such information.

10.	Gifts of Securities

Unless otherwise approved by the Insider Trading Policy Administrator in limited circumstances, gifts of Company securities should only be made (i) when Company Personnel are not in possession of Inside Information and (ii) outside a black-out period. Gifts of Company securities are otherwise subject to this Trading Policy, including the guidelines and restrictions set forth under Sections 4, 5 and 7 above.

11.	Reporting Requirements

Under Section 16(a) of the Exchange Act, directors and executive officers of foreign private issuers, such as the Company (collectively referred to as “Section 16 insiders”) must file with the SEC public reports disclosing their holdings of and transactions involving, the Company’s equity securities. An initial report on Form 3 must be filed by every insider within 10 days after election or appointment disclosing all equity securities of the Company beneficially owned by the reporting person on the date he/she became an insider. Even if no securities were owned on that date, the insider must file a report. Any subsequent change in the nature or amount of beneficial ownership by the insider must be reported on Form 4 and filed by the end of the second business day following the date of the transaction. The Form 4 filing requirement and filing deadline also applies to any donation or gift of company equity securities by the insider, regardless of the recipient. Certain exempt transactions may be reported on Form 5 within 45 days after the end of the fiscal year. The fact that an insider’s transactions during the month resulted in no net change, or the fact that no securities were owned after the transactions were completed, does not provide a basis for failing to report.

All changes in the amount or the form (i.e., direct or indirect) of beneficial ownership (not just purchases and sales) must be reported. Thus, such transactions as gifts ordinarily are reportable. Moreover, a director or officer who has ceased to be a director or officer must report any transactions after termination which occurred within six months of a transaction that occurred while the person was an insider. Form 4 also must reflect the insider’s holdings immediately after the reported transaction, so it is important to maintain an accurate account of the insider’s holdings over time.

The reports under Section 16(a) are intended to cover all securities beneficially owned either directly by the insider or indirectly through others. An insider is considered the direct owner of all Company equity securities held in his or her own name or held jointly with others. An insider is considered the indirect owner of any securities from which he obtains benefits substantially equivalent to those of ownership. Thus, equity securities of the Company beneficially owned through partnerships, corporations, trusts, estates and by family members generally are subject to reporting. Absent countervailing facts, an insider is presumed to be the beneficial owner of securities held by his or her spouse and other family members sharing the same household. But an insider is free to disclaim beneficial ownership of these or any other securities being reported if the insider believes there is a reasonable basis for doing so.

A person that is uncertain as to whether he or she is a Section 16 insider or whether he or she may be eligible to be exempted from these requirements should contact the Insider Trading Policy Administrator.

12.	Public Resales – Rule 144

The U.S. Securities Act of 1933, as amended (the “Securities Act”) requires every person who offers or sells a security to register such transaction with the SEC unless an exemption from registration is available. Rule 144 under the Securities Act is the exemption typically relied upon for (i) public resales by any person of “restricted securities” (i.e., unregistered securities acquired in a private offering or sale) and (ii) public resales by directors, officers and other control persons of a company (known as “affiliates”) of any of the Company’s securities, whether restricted or unrestricted.

The exemption in Rule 144 may only be relied upon if certain conditions are met. These conditions vary based upon whether the Company has been subject to the SEC’s reporting requirements for 90 days (and is therefore a “reporting company” for purposes of the rule) and whether the person seeking to sell the securities is an affiliate or not. Application of the rule is complex and Company Personnel should not make a sale of Company securities in reliance on Rule 144 without obtaining the approval of the Insider Trading Policy Administrator, who may require the relevant director, officer or employee to obtain an outside legal opinion satisfactory to the Insider Trading Policy Administrator concluding that the proposed sale qualifies for the Rule 144 exemption.

(a)	Holding Period. Restricted securities issued by a reporting company (i.e., a company that has been subject to the SEC’s reporting requirements for at least 90 days) must be held and fully paid for a period of six months prior to their sale. Restricted securities issued by a non-reporting company are subject to a one-year holding period. The holding period requirement does not apply to securities held by affiliates that were acquired either in the open market or in a public offering of securities registered under the Securities Act. Generally, if the seller acquired the securities from someone other than the Company or an affiliate of the Company, the holding period of the person from whom the seller acquired such securities can be “tacked” to the seller’s holding period in determining if the holding period has been satisfied.

(b)	Current Public Information. Current information about the Company must be publicly available before the sale can be made. The Company’s periodic reports filed with the SEC ordinarily satisfy this requirement. If the seller is not an affiliate of the Company issuing the securities (and has not been an affiliate for at least three months) and one year has passed since the securities were acquired from the issuer or an affiliate of the issuer (whichever is later), the seller can sell the securities without regard to the current public information requirement.

Rule 144 also imposes the following additional conditions on sales by persons who are “affiliates.” A person or entity is considered an “affiliate,” and therefore subject to these additional conditions, if it is currently an affiliate or has been an affiliate within the previous three months:

(a)	Volume Limitations. The amount of debt securities that can be sold by an affiliate and by certain persons associated with the affiliate during any three-month period cannot exceed 10% of a tranche (or class when the securities are non-participatory preferred stock), together with all sales of securities of the same tranche sold for the account of the affiliate. The amount of equity securities that can be sold by an affiliate during any three-month period cannot exceed the greater of (i) one percent of the outstanding shares of the class or (ii) the average weekly reported trading volume for shares of the class during the four calendar weeks preceding the time the order to sell is received by the broker or executed directly with a market maker.

(b)	Manner of Sale. Equity securities held by affiliates must be sold in unsolicited brokers’ transactions, directly to a market-maker or in riskless principal transactions.

(c)	Notice of Sale. An affiliate seller must file a notice of the proposed sale with the SEC at the time the order to sell is placed with the broker, unless the amount to be sold neither exceeds 5,000 shares nor involves sale proceeds greater than $50,000.

Bona fide gifts are not deemed to involve sales of shares for purposes of Rule 144, so they can be made without limitation on the amount of the gift, subject to the terms of this Policy and in compliance with applicable law. Donees who receive restricted securities from an affiliate generally will be subject to the same restrictions under Rule 144 that would have applied to the donor, depending on the circumstances.

13.	Penalties and Civil Liability

The SEC, FINRA, prosecutors and plaintiffs’ lawyers devote considerable resources to identifying insider trading. A breach of the insider trading laws could expose the insider or anyone who trades on information provided by an insider to criminal fines and imprisonment, in addition to civil penalties and injunctive actions. Even if allegations of insider trading do not lead to a conviction, defending against such allegations is expensive. In addition, the mere perception that an Insider traded with the knowledge of material inside information could harm the reputation of the Company and that Insider. Accordingly, this Policy is in some cases more restrictive than what applicable insider trading laws might otherwise require.

14.	Enforcement

All directors, officers, employees and consultants of the Company and its subsidiaries will be provided with a copy of this Policy, and shall execute the certification set out in Schedule “C” regarding acknowledgement of and compliance with the procedures and restrictions set forth in this Policy. It is a condition of their appointment, employment or engagement that each of these persons at all times abide by the standards, requirements and procedures set out in this Policy unless a written authorization to proceed otherwise is received from the Insider Trading Policy Administrator. Any such person who violates this Policy may face disciplinary action up to and including termination of his or her employment or appointment with or engagement by the Company without notice. The violation of this Policy may also violate certain securities laws. If it appears that a director, officer, employee or consultant may have violated such securities laws, the Company may refer the matter to the appropriate regulatory authorities, which could lead to penalties, fines or imprisonment.

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Should you have any questions or wish information concerning the above, please contact the Insider Trading Policy Administrator.

SCHEDULE “A”

Common Examples of Inside Information

The following examples are not exhaustive.

•	Proposed changes in capital structure including stock splits and stock dividends
•	Proposed or pending financings
•	Changes in debt ratings or analyst upgrades/downgrades
•	Material increases or decreases in the amount of outstanding securities or indebtedness
•	Proposed changes in corporate structure including amalgamations and reorganizations
•	Proposed acquisitions of other companies including take-over bids or mergers
•	Material acquisitions or dispositions of assets
•	Material changes or developments in products or contracts which would materially affect earnings upwards or downwards
•	Material changes in the business of the Company
•	Changes in senior management or control of the Company
•	Bankruptcy or receivership
•	Significant changes in accounting treatment, write-offs or effective tax rate
•	Auditor notification that the Company may no longer rely on an audit report
•	Changes in the Company’s auditors
•	The financial condition and results of operations of the Company
•	Indicated changes in revenues or earnings upwards or downwards of more than recent average size
•	Material legal proceedings
•	Defaults in material obligations
•	The results of the submission of matters to a vote of securityholders

•	Transactions with directors, officers or principal securityholders
•	The granting of options or payment of other compensation to directors or officers
•	Significant cybersecurity or data protection events

SCHEDULE “B”

Trade Notice

TO:	[INSIDER TRADING POLICY ADMINISTRATOR]

FROM:	[EMPLOYEE’S NAME]

RE:	Aura Minerals Inc. Insider Trading Policy

DATE:

I or a family member or other person living in my household or a dependent child propose to [buy/sell] securities of Aura Minerals Inc. (the “Company”) in the amount of up to [NUMBER OF SECURITIES].

In accordance with the Company’s Insider Trading Policy (the “Policy”), I hereby certify that:

1.	I have read and understand the Policy.

2.	I do not have (and in the case of a trade by a family member or other person living in my household or a dependent child, such family member, other person or child does not have) knowledge of Inside Information (as defined in the Policy) which has not been generally disclosed.

3.	I understand that I may buy and sell securities of the Company only during a period (“Trading Window”) beginning at the opening of the market on the second business day following the date on which a press release has been issued in respect of the Company’s interim or annual financial statements and ending at the opening of the market on the last day of the last month of each fiscal quarter.

4.	Unless I am notified earlier by the Insider Trading Policy Administrator designated under the Policy that the trade may be completed earlier, the trade referred to in this Notice will not be completed until two business days after delivery of this Notice.

5.	I understand that the Trading Window may be “closed” at any time at which it is determined there may be undisclosed Inside Information concerning the Company that makes it inappropriate for Company Personnel to be trading. I understand that the fact that the Trading Window has been “closed” is itself Inside Information that should not be disclosed to or discussed with anyone.

DATE:
[EMPLOYEE’S NAME]

TITLE:

SCHEDULE “C”

Certification – Insider Trading Policy of Aura Minerals Inc.

The undersigned hereby certifies that he/she has read and understands the Company’s Insider Trading Policy, a copy of which is attached hereto, and agrees to comply with the procedures and restrictions set forth therein.

DATE:	Signature:

Name:
(please print)